SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: October 19, 2007		Title:	General Counsel

October 19, 2007
MAXCOM TELECOMUNICACIONES ANNOUNCES PRICING OF ITS GLOBAL INITIAL PUBLIC OFFERING
Mexico City, Mexico, October 19, 2007 — Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”), announced today the pricing of its global initial public offering of 12,296,970 American Depositary Shares (ADSs) in the United States and 16,969,697 Ordinary Participation Certificates (CPOs) in Mexico. Approximately 16% of the ADSs and the CPOs were sold by existing Maxcom shareholders. Each ADS represents seven CPOs, while each CPO represents three Series “A” common shares.
The ADSs, trading under symbol “MXT” at the New York Stock Exchange (NYSE), were priced at US$17.50 per ADS. The CPOs, trading under symbol “MAXCOM CPO” in the Mexican Stock Exchange (BMV), were priced at Ps$27.10. Assuming the underwriters do not exercise over-allotment option, the initial public offering will result in Maxcom receiving estimated gross proceeds of approximately US$215.2 million.
Maxcom, headquartered in Mexico City and founded in 1996, is an integrated telecommunication services operator providing voice and data services to residential and small- and medium-sized business customers in four metropolitan markets in Mexico. Maxcom provides a wide range of services including local and long-distance voice, data, high speed, dedicated and dial-up Internet access, public telephony and Voice over Internet Protocol (VoIP) telephony, as well as, cable television and mobile voice service through resale arrangements or partnerships with other providers.
Morgan Stanley & Co. Incorporated is the sole book-runner and global coordinator for the initial public offering, while Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo Financiero is the Mexican lead underwriter for the Mexican tranche of the offering. Maxcom has granted rights to the underwriters to have an option to purchase up to an additional 15,457,277 CPOs, including in the form of ADSs, from the Company at the initial public offering price less the underwriting discount.
The public offering is being made only by means of a prospectus; a copy of the final prospectus relating to these securities may be obtained, when available, from:

Morgan Stanley & Co. Incorporated	Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo Financiero
Prospectus Department	Prospectus Department
180 Varick Street 2nd Floor	Paseo de la Reforma No. 505 — 47
New York, NY 10014	Col. Cuauhtémoc CP 06500
Telephone: 1-866-718-1649	Mexico City, Mexico
Email: prospectus@morganstanley.com	Telephone: 5255 5268 9847
Email: aosorio@ixe.com.mx
This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offering of CPOs or ADSs in the United States is being made only by means of a written prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV). The registration of the CPOs described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The ADSs may not be publicly offered or traded in Mexico. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes	Lucia Domville
Mexico City, Mexico	New York City, NY
(52 55) 1163 1005	(646) 284-9416
investor.relations@maxcom.com	ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.